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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                            UNITED RESTAURANTS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   9 11379105
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                                 (CUSIP Number)

            Madge S. Beletsky, Esq., Richman, Lawrence, Mann, Greene, Chizever, Friedman & Phillips, 10920 Wilshire Boulevard,
                 Suite 650, Los Angeles, CA 90035 (310) 274-8300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 2, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 9 11379105
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                                    United Leisure Corporation
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2.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                           (b) [x]
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3.  SEC Use Only

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4. Source of Funds
                                            WC
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5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                           [ ]

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6.  Citizenship or Place of Organization

                                    Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With:
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         7. Sole Voting Power    A.   United Leisure - 866,666 shares
                                 B.   Harry Shuster - 1,786,466 shares
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         8. Shared Voting Power  A. United Leisure - 0 shares
                                 B. Harry Shuster  - 0 shares
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         9. Sole Dispositive Power
                                    A. United Leisure - 866,666 shares
                                    B. Harry Shuster - 1,786,466 shares
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         10. Shared Dispositive Power
                                    A.  United Leisure - 0 shares
                                    B.   Harry Shuster - 0 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

                           A. United Leisure -- 866,666 shares
                           B. Harry Shuster  --1,786,466 shares
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                          [ ]
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13.  Percent of Class Represented by Amount in Row (11)
                           A.  United Leisure -  12%
                           B.  Harry Shuster -   25%
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14.      Type of Reporting Person
                  United Leisure Corporation -- CO


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CUSIP No. 9 11379105
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                                      Harry Shuster
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2.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                           (b) [x]
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3.  SEC Use Only

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4. Source of Funds
                                             PF
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5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                            [ ]

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6.  Citizenship or Place of Organization

                                    United States
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Number of Shares Beneficially Owned by Each Reporting Person With:
         -------------------------------------------------------------
         7. Sole Voting Power     A. United Leisure - 866,666 shares
                                  B. Harry Shuster -  1,786,466 shares
         -------------------------------------------------------------
         8. Shared Voting Power   A.   United Leisure - 0 shares
                                  B.   Harry Shuster  - 0 shares
         -------------------------------------------------------------
         9. Sole Dispositive Power
                                  A. United Leisure - 866,666 shares
                                  B. Harry Shuster - 1,786,466 shares
         -------------------------------------------------------------
         10. Shared Dispositive Power
                                  A.  United Leisure - 0 shares
                                  B.   Harry Shuster - 0 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

                           A. United Leisure --  866,666 shares
                           B. Harry Shuster  --1,786,466 shares
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                          [ ]
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13.  Percent of Class Represented by Amount in Row (11)
                           A.  United Leisure -  12%
                           B.  Harry Shuster -   25%
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14.      Type of Reporting Person

                  Harry Shuster            -- IN


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                     Statement Pursuant to Rule 13d-1 of the

                      General Rules and Regulations of the

                   Securities Exchange Act of 1934, as Amended

Item 1.  Security and Issuer

                  The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value per share (the "Common Stock"). The name and address of the principal executive office of the issuer of such securities is:

                  United Restaurants, Inc. ("United Restaurants")
                  1990 Westwood Blvd.
                  Los Angeles, CA 90025

Item 2.  Identity and Background

         The name and the address of the principal business and principal office of the persons filing this statement are:

                  United Leisure Corporation ("United Leisure")
                  8800 Irvine Center Drive
                  Irvine, CA  92718

                  Harry Shuster
                  1990 Westwood Blvd.
                  Los Angeles, CA  90025

         United Leisure, a Delaware corporation, is a public company engaged in the business of ownership and operation of childrens' play learning centers and childrens' day camps and is the sublessor of a ground lease in Irvine, California covering approximately 300 acres of real estate.

         Harry Shuster, an individual, is the Chairman of the Board, President and Chief Executive Officer of United Leisure as well as the Chairman of the Board, President and Chief Executive Officer of United Restaurants. Accordingly, United Restaurants and United Leisure are affiliates. Harry Shuster and United Leisure may be deemed to part of a "group" for purposes of the acquisition of the stock of United Restaurants in light of Mr. Shuster's position in both companies.

         Neither United Leisure, Harry Shuster, nor, to the best of their knowledge, any of the executive officers or directors of United Leisure has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither United Leisure, Harry Shuster, nor, to the best of their knowledge, any of the executive officers or directors of United Leisure has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent


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jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name and business or residence address of each of the directors and executive officers of United Leisure, and their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

         Harry Shuster. Chairman of the Board, President and Chief Executive Officer of United Leisure. Mr. Shuster's business address is 1990 Westwood Boulevard, Los Angeles, CA 90025. Mr. Shuster is employed as the President and Chief Executive Officer of each of United Leisure and United Restaurants at 1990 Westwood Boulevard, Los Angeles, CA 90025.

         Brain Shuster. Director of United Leisure. Brian Shuster's business address is 1990 Westwood Boulevard, Los Angeles, CA 90025. Brian Shuster is employed as the President of Hit Entertainment, Inc., an independent motion picture production company. Brian Shuster is employed at 1990 Westwood Boulevard, Los Angeles, CA 90025.

         Alvin Cassel. Director of United Leisure. Mr. Cassel is of counsel to the law firm of Broad and Cassel, Miami, Florida. Mr. Cassel's business address is 201 Biscayne Blvd., Suite 3000, Miami, Florida 33131. Mr. Cassel has been engaged in the general civil law practice for more than 50 years.

         Skip Alexander. Director of United Leisure. Mr. Alexander's address is 4625 Sylmar Avenue, #306. Sherman Oaks, CA 91423. Mr. Alexander is the President of Skip Alexander Productions, a game show development company in Los Angeles, California.

         J. Brooke Johnston. Director of United Leisure. Mr. Johnston's business address is 3000 Galleria Drive, Suite 1000, Birmingham, Alabama 35244. Mr. Johnston is an attorney at Med Partners in Birmingham Alabama.

         All of the executive officers and directors of United Leisure are citizens of the United States of America.

         It is possible that United Leisure and Harry Shuster, its Chairman of the Board and Chief Executive Officer, may be deemed to constitute a "group," since Mr. Shuster, in light of his position at United Leisure, may have the power to vote or to direct the voting of the shares of United Restaurants held by United Leisure, or the power to dispose of or to direct the disposition of the shares of United Restaurants held by United Leisure. Accordingly, this statement is being filed on behalf of both United Leisure and Harry Shuster, and each of such persons has filed, as an exhibit


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hereto, their agreement in writing stating that they have agreed to file this
Schedule 13D jointly.

Item 3.  Source and Amount of Funds or other Consideration

         On October 2, 1996, United Leisure acquired 333,333 shares of Common Stock and a warrant to purchase an additional 333,333 shares of Common Stock for a cash consideration of $250,000. The warrants acquired in such transaction are fully vested from the date of issuance, are for a term of five years and are exercisable at a price of $1.50 per share of Common Stock. The funds used by United Leisure to purchase these shares and warrants were derived from working capital. Such shares and warrants were purchased in a private placement conducted by United Restaurants of an aggregate of 839,999 shares of Common Stock with aggregate proceeds to United Restaurants from such offering of $630,000 (the "Private Placement").

         Also on October 2, 1996, Harry Shuster acquired 333,333 shares of Common Stock and a warrant to purchase an additional 333,333 shares of Common Stock for cash consideration of $250,000. Such shares and warrants were purchased by Mr. Shuster in the Private Placement. The funds used by Mr. Shuster to purchase these shares and warrants were personal funds of Mr. Shuster.

         United Leisure initially became a shareholder of United Restaurants on September 10, 1996, when it entered into a financing agreement with United Restaurants, pursuant to which United Leisure agreed to pledge the sum of $850,000 in order to enable United Restaurants to obtain a letter of credit required by the landlord of a lease which United Restaurants was entering into. In consideration for United Leisure agreeing to pledge the collateral for the letter of credit, United Restaurants agreed to pay United Leisure an amount equal to 10% per annum on the amount of the pledged cash collateral, as its exists from time to time. And, as additional consideration, United Restaurants issued 100,000 shares of its common stock to United Leisure and granted United Leisure a warrant to purchase an additional 100,000 shares of Common Stock, which warrant is exercisable for a period of five years at an exercise price of $.75 per share. The pledge of the $850,000 collateral was taken from the working capital of United Leisure.

Item 4.  Purpose of Transaction.

                  All of the shares of Common Stock acquired by United Leisure and Harry Shuster as set forth in Item 3 above were acquired by such persons for investment. Neither United Leisure nor Harry Shuster has any present intention or plan which relates to one or more of the matters set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                  Each of United Leisure and Harry Shuster intends to continually review its and his respective investment in United Restaurants, and the business, operations and financial conditions of United Restaurants. Either or both of United Leisure or Harry


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Shuster may, in the future, depending upon its and his respective evaluation of the business and prospects of United Restaurants, as well as future developments and other factors, seek to exercise the warrants owned by each, or to sell all or part of the shares of Common Stock or warrants held by each, or to purchase additional shares of Common Stock or warrants.

Item 5.  Interest In the Securities of the Issuer.

         As of December 1, 1996 United Leisure beneficially owned an aggregate of 866,666 shares of Common Stock, which constitutes approximately 12% of the 7,202,499 shares of the Common Stock of the Company believed to be outstanding. Such securities were acquired by United Leisure in September and October 1996 as set forth in response to Item 3 above. United Leisure has the sole power to vote, to direct the vote of, to dispose of and to direct the disposition of the 866,666 shares of Common Stock beneficially owned by it. Of the 866,666 shares beneficially owned by United Leisure, an aggregate of 433,333 shares may be received by United Leisure upon the exercise of warrants. See Item 3 above.

         As of December 1, 1996 Harry Shuster beneficially owned an aggregate of 1,786,466 shares of Common Stock (not including the 866,666 shares of Common Stock owned by United Leisure of which shares Mr. Shuster disclaims beneficial ownership), which shares constitute approximately 25% of the 7,202,499 shares of Common Stock of the Company believed to be outstanding. Harry Shuster has the sole power to vote, to direct the vote of, to dispose of and to direct the disposition of, the 1,766,666 shares of Common Stock beneficially owned by him. Of the 1,766,666 shares of Common Stock beneficially owned by Mr. Shuster, an aggregate of 333,333 shares may be received by Mr. Shuster upon the exercise of warrants. See Item 3 above.

         On October 2, 1996 Harry Shuster acquired 333,333 shares of the Common Stock and options to purchase an additional 333,333 shares of Common Stock in the Private Placement. The purchase price paid by Mr. Shuster was $250,000. See
Item 3 above.

         On November 1, 1996 Mr. Shuster sold all of his interest in H&H Holding Corporation, a Delaware Corporation ("H&H") to Clarinda Investments, Inc., which corporation is owned and controlled by Harvey Bibicoff, a director of United Restaurants. Prior to this sale each of Mr. Shuster and Clarinda Investments, Inc. owned 50% of the issued and outstanding capital stock of H&H. After such sale Clarinda Investments, Inc. owned 100% of the capital stock of H&H. The sole asset of H&H is 1,066,000 shares of the Common Stock of United Restaurants. Due to his transfer of his interest in H&H, Mr. Shuster has ceased to report as beneficially owned by him 533,000 shares of Common Stock owned by H&H.

         There were no other transactions in the Common Stock by United Leisure or by Harry Shuster in the past 60 days.


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         Harry Shuster and United Leisure may be deemed to be a group due to Mr.
Shuster being the Chairman of the Board, President and Chief Executive Officer of each of United Leisure and United Restaurants. See Item 2 above. Each of Mr. Shuster and United Leisure disclaim beneficial ownership of any shares owned by the other.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Brian Shuster, a director of United Leisure, is the son of Harry
Shuster.

Item 7.  Material to be Filed As Exhibits.

Exhibit 1 -    Joint Filing Agreement dated December 1, 1996 by and among United
               Leisure Corporation and Harry Shuster


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 9, 1996

                                              UNITED LEISURE CORPORATION

                                              By:  /s/ Harry Shuster
                                                  -------------------------
                                                   Harry Shuster, Chairman
                                                   of the Board and Chief
                                                   Executive Officer

                                                   /s/ Harry Shuster
                                              -----------------------------
                                                     HARRY SHUSTER


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